Contact

www.linkedin.com/in/marshall-conley (LinkedIn)

Top Skills

Leadership
Public Speaking
Social Media

Languages

English (Native or Bilingual)
Dutch (Elementary)
French (Elementary)

Certifications

National Professional Certificate in Customer Service
Passes Edge: Workplace Safety

Publications

Spotlight on DECA: The Power of a Dream

Marshall Conley

Co-Founder & CMO at slø - not fast fashion
Ann Arbor

Summary

I am a creative, results-focused Operations and Sales Manager respected for five years of experience developing and executing market development, business growth, and strategic communications processes for start-up companies and major clients. My track record demonstrates continued success in leveraging research and analysis to accurately forecast trends and deliver ground-breaking results in competitive markets. Clients and colleagues know me as a motivational, influential leader and collaborator who guides team members in realizing cohesive objectives, driving bottom-line improvements through a people-focused approach.

I thrive in building and maintaining lasting relationships with key stakeholders, liaising effectively between cross-functional teams to accurately identify and translate needs into actionable solutions. As an out-of-the-box, analytical thinker, I’m committed to making continuous improvements in operational efficiencies, brand alignment, and customer satisfaction to enable growth.

Experience

slø - not fast fashion
Chief Marketing Officer and Co-Founder
January 2022 - Present (4 months)

Functional clothes that last. Jeans made for everyone regardless of size, shape or gender identity. Democratizing fashion by listening to the community and providing them with the things they need not the things we think they need. The antithesis of fast fashion.

MNTN
Chief Marketing Officer
November 2021 - Present (6 months)

ChowNow
Sales Development Representative
March 2021 - August 2021 (6 months)
Remote

Andiamo Italia
Sales and Operations Manager
May 2019 - March 2021 (1 year 11 months)

Coordinates logistics for high-profile events, develops and implements marketing strategies, and evaluates performance to continuously improve operational efficiencies.

- Interfaces effectively with major clients, including Luna Entertainment, Fuente Cigars, Ford Motors, and hundred of others identifying, clarifying, and accurately translating goals into highly-successful events in alignment with all budget and time constraints.

- Cultivates and leverages strategies to generate and close on warm and cold leads, including social media outreach, PPC campaigns, and search engine optimization (SEO), driving leads and maximizing conversions.

- Increased average monthly sales >30% year over year by establishing and tracking key performance indicators (KPIs) to accurately monitor the success and productivity of sales and marketing campaigns.

- Championed a 100% increase in fourth-quarter revenues between FY18 and FY19 through forecasting, competitor analysis, and strategic growth solutions that expanded client base an estimated 34%.

- Supervises initiatives and daily processes for 20 Service Team members, ensuring prompt resolution of all client requests to drive satisfaction rates to 95%.

Motor City Pride
Operations Coordinator
June 2016 - May 2019 (3 years)
Greater Detroit Area

Maintained communication between all departments including vendors and sponsors, food and bar, security, front gates, finances, volunteers, and administration

Ensured vendor needs were met, commercial licenses were distributed, staff and volunteer meals were supplied, volunteer areas were fully staffed for the 44,000 attendee, two day festival.

Garden of the God's Lighting
Sales Lead
January 2018 - December 2018 (1 year)
Colorado Springs, Colorado Area

Oversaw day-to-day operations for a team of 4 sales professionals, facilitating personalized consultations and B2B/B2C marketing campaigns in support of revenue goals.

- Liaised between manufacturers and vendors to deliver recommendations and product information, leveraging upselling techniques to improve monthly sales by an average of 44% year over year.

- Collaborated extensively with designers and general contractors on the organization and implementation of custom home appliances, negotiating and securing competitive pricing that drove bottom-line growth 20%.

- Spearheaded strategic growth initiatives in key demographics, significantly expanding reach within the designated territory to consistently surpass monthly aggregate sales quotas by over 30%.

- Secured the bid for a new Lockheed Martin conference room redesign to provide a state-of-the-art facility that delivered $60,000 in profits while establishing a positive rapport for future government and subcontractor projects.

- Leveraged influence and relationship management skills to create strategic partnerships, deliver exceptional client support.

Student Association of Michigan
President
November 2016 - May 2017 (7 months)
Lansing, Michigan Area

To advance higher education by empowering current and future students to advocate on their own behalf for the accessibility, affordability, and quality of the public institutions of higher education in the state of Michigan.

Highlight: Successful advocation of SB 332-333 by nearly unanimous decision (Senate: 36-1)(House: 105-1) which removes the misdemeanor penalties for a first time violation of the minor-in-possession in the State of Michigan.

Eastern Michigan University Convocation Center
Communications Coordinator
September 2015 - May 2017 (1 year 9 months)
Ypsilanti, Michigan, United States

Maintained cross-functional communication for staff and clients in the operation of a busy event venue. Facilitated booking, promotion, and execution of events in line with client branding and goals.

- Drafted service proposals and negotiated contracts to establish terms of service with clients, generating over $1M in revenue through competitive, customized packages.

- Cultivated cohesion and open communication between 5 essential departments, implementing operational standards to ensure high-quality client service initiatives that exceeded all expectations.

- Logistically coordinated brand-aligned media appearances, media placements, and print and digital advertisements to promote events and drive awareness.

- Clients included Bernie Sanders, Ellie Goulding, the Harlem Globetrotters, All Time Low, The 1975, and Theresa Caputo, as well as radio and TV stations such as Fox 2 News, Detroit Free Press, 93.9FM The River, 94.7FM WCSX, and 102.9FM W4 Country.

- Served as the on-site Content Specialist for all marketing and advertising collateral, directing and supervising 2 social media intern team members, scheduling social media posts, managing ads, and reporting analytics.

Michigan DECA
Assistant Event Coordinator
March 2014 - May 2017 (3 years 3 months)
208 King Hall, Eastern Michigan University Ypsilanti, MI 48197

Coordinated media appearances for the Executive Director, working closely with team members to script and rehearse speeches in support of public outreach initiatives and events for 18,000+ attendees.

- Conducted in-depth training for 8 Executive Council members to provide relevant information and unified approaches to social media content strategy.

- Proactively maintained conference timelines and required logistics, including securing keynote speakers, volunteer organization, venue management, entertainment, and catering.

- Oversaw alumni outreach and relations, creating and enhancing opportunities for alumni to interact with the organization and increasing participation by an estimated 25%.

- Leveraged improved branding, analytics, and marketing campaigns to strategically grow client engagement by 15,000% and increase Twitter impressions, profile visits, and mentions by >500%.

Student Government / Public Affairs Committee
Senator

September 2015 - April 2016 (8 months)
Eastern Michigan University

Proposed, voted on, discussed, and improved resolutions biweekly in Senate meetings. Helped plan, organize, promote, and carry out on-campus events including a sexual assault prevention week, voter registration campaigns, lobbied in Lansing, and managed a student body presidential campaign.

Represented EMU on a state level in the Student Association of Michigan, a collection of Michigan Public Universities, and advocated in Lansing.

Education

Eastern Michigan University

Bachelor of Business Administration (B.B.A.), Finance and Financial Management Services · (2015 - 2017)

Tuscola Technology Center

Career Specific Education/Vocational, Business, Management, Marketing, and Related Support Services · (2013 - 2015)

Caro High School

High School, College/University Preparatory and Advanced High School/ Secondary Diploma Program · (2011 - 2015)